


SECU **15025901** SION

Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/14_____ AND ENDING _____12/31/14_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Executive Services Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3445 Peachtree Road, NE, Suite 200

(No. and Street)

Atlanta   GA   30326
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Felts - 404-504-3817

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC

(Name – if individual, state last, first, middle name)

Six Concourse Parkway, Suite 600   Atlanta   GA   30328
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kenneth L. Felts _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Executive Services Securities _____ , as

of December 31 _____, 20 14 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CFO
_____
Title

_____
Notary Public

Notary Public. Fulton County. Georgia
My Commission Expires March 14, 2015

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXECUTIVE SERVICES SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2014

with

Independent Auditors' Report


Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Executive Services Securities, LLC

We have audited the accompanying financial statements of Executive Services Securities, LLC (a Georgia corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Executive Services Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Executive Services Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of Executive Services Securities, LLC's financial statements. The supplemental information is the responsibility of Executive Services Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Warren Averett, LLC

Atlanta, GA
February 19, 2015

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Current Assets

Cash	$	202,501
Commissions receivable		465,927
Prepaid expenses		23,897
TOTAL ASSETS	$	692,325

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts payable	$	123,873
Due to affiliates		7,959
TOTAL CURRENT LIABILITIES		131,832
Member's Equity (Note C)		560,493
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	692,325

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

Revenue	
Commissions	$ 3,823,638
Commission Expense	
Commission expense to outside agents	751,209
NET REVENUE	3,072,429
Operating Expenses (Note B)	
Personnel expense	1,350,598
Marketing and travel expense	48,491
Technology expense	103,855
Occupancy expense	106,257
General and administrative expenses	1,419,760
TOTAL OPERATING EXPENSES	3,028,961
Net Income	$ 43,468

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2014

Balance, December 31, 2013	$	517,025
Net income		43,468
Balance, December 31, 2014	$	560,493

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net Income		
Adjustments to reconcile net income	$	43,468
to net cash provided by operating activities		
Increase in:		
Commissions receivable		
Prepaid expenses		(46,048)
Increase in:		(855)
Accounts payable		
		3,436
NET CASH PROVIDED BY OPERATING ACTIVITIES		1
NET INCREASE IN CASH		1
Cash at Beginning of Year		
		202,500
Cash at End of Year		
	$	202,501

See accompanying notes.

5

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Executive Services Securities, Inc. (the "Company") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations. The Company was formerly known as One Securities Corporation and changed its name to Executive Services Securities, Inc. on October 9, 2007.

The Company is wholly owned by National Financial Partners Corp. ("NFP" or "Parent").

Effective October 23, 2008 the Company changed its legal form to a limited liability company and its name to Executive Services Securities, LLC ("ESSL").

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Concentrations of Credit Risk: The Company occasionally maintains balances with the bank in excess of federally insured limits. Management believes that the risk of loss related to such deposits is minimal.

Two customers represented approximately 57% of the Company's revenues for the year ended December 31, 2014.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is paid in accordance with guidance provided in SEC Staff Accounting Bulletin (SAB) Topic 13. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business.

Income Taxes: Effective October 23, 2008 the Company's legal form changed to a limited liability company. As a result of this change, the Company is not subject to federal and state income taxes beginning October 23, 2008. The Company's income or loss is reported on the member's tax return. Therefore, no income tax provision is included in the accompanying financial statements.

EXECUTIVE SERVICES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company could be subject to income tax examinations for its U.S. federal income taxes for the current tax year and previous filings for tax years 2013, 2012 and 2011 still open under the statute of limitations.

<u>Use of Estimates</u>: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Fair Values of Financial Instruments</u>: Financial instruments, principally receivables and accounts payable, are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

<u>Subsequent Events</u>: The Company has evaluated events and transactions that occurred between December 31, 2014 and February 19, 2015, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with an affiliated company under which the affiliated company provides ESSL marketing and general and administrative services and ESSL pays a base amount of compensation to the affiliate. The base amount is $102,500 per month. In addition, the agreement provides for ESSL to pay additional compensation for expenses (personnel, marketing, technology, insurance, additional occupancy and administrative expenses) that may be reasonably incurred by the affiliate on behalf of ESSL. The agreement includes a compensation cap that provides that the aggregate of the compensation expenses owed shall not exceed ESSL's net revenue as defined as gross commissions less overrides, distributions and payment of commissions owed to ESSL's registered representatives.

The total amount paid under these agreements for the year ended December 31, 2014 was $2,992,894.

EXECUTIVE SERVICES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE C—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6^2/3\%$ of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2014, the Company had net capital of $536,596, which was $463,881 in excess of required net capital.

SUPPLEMENTAL INFORMATION

EXECUTIVE SERVICES SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Schedule I

December 31, 2014

Computation of Net Capital

Total member's equity	$	560,493
Deduct non-allowable assets		
Prepaid expenses		(23,897)
Disallowed receivables		(0)
Net capital	$	536,596

Computation of Aggregate Indebtedness

Accounts payable	$	123,873
Due to affiliates		7,959
Total aggregate indebtedness	$	131,832

Computation of Minimum Net Capital Requirement

Net capital	$	536,596
Minimum net capital to be maintained (greater of $5,000 or 6 $\frac{2}{3}$% of total aggregate indebtedness of $131,832)		8,789
Net capital in excess of requirement	$	527,807
Percentage of aggregate indebtedness to net capital		24.57%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary

EXECUTIVE SERVICES SECURITIES, LLC

OTHER INFORMATION

December 31, 2014

The following statements and computations are not applicable at December 31, 2014, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k)(2)(i) of Rule 15c3-3.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

SIPC-3 2014

8-

Check appropriate boxes.
- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [ ] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [X] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

X _____   9/15/14
     Authorized Signature/Title   Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2014

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [ ] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [ ] (II) the sale of variable annuities;
  - [X] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
> Interest on Assessments.
> ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

EXECUTIVE SERVICES SECURITIES, LLC

AGREED-UPON PROCEDURES REPORT
RELATED TO THE
SECURITIES INVESTOR
PROTECTION CORPORATION
CERTIFICATE OF EXCLUSION FROM MEMBERSHIP

DECEMBER 31, 2014

 **Warren Averett**
CPAs AND ADVISORS



6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
Related to the Securities Investor Protection Corporation
Certificate of Exclusion from Membership

Board of Directors and Stockholder
Executive Services Securities, LLC
3445 Peachtree Road NE
Suite 200
Atlanta, GA 30326

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Certification of Exclusion from Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Executive Services Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Executive Services Securities, LLC's compliance with the exclusion claimed in the Certification of Exclusion from Membership (Form SIPC-3) under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970. Executive Services Securities, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We obtained the Certification of Exclusion from Membership (SIPC-3) and noted that the Company claimed an exclusion based on (ii)(II) its business as a broker-dealer is expected to consist exclusively of the sale of variable annuities and (ii)(III) its business as a broker-dealer is expected to consist exclusively of the business of insurance;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the Statement of Income amounts that are presented on a quarterly basis in the quarterly Form X-17A-5s. We aggregated the amounts, in the quarterly Form X-17A-5, for the periods presented for the period January 1, 2014 through March 31, 2014; April 1, 2014 through June 30, 2014; July 1, 2014 through September 30, 2014; and October 1, 2014 through December 31, 2014), as applicable, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Atlanta, GA
February 19, 2015